FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2005	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910 and 333-112619) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

“A Life Sciences Company”

For Immediate Release:	November 14, 2005

Forbes Medi-Tech Announces Third Quarter 2005 Financial Results

~Revenue Increase of 12% in Third Quarter, Company Reaffirms Revenue Guidance~

Vancouver, Canada – Forbes Medi-Tech Inc. (TSX:FMI; NASDAQ:FMTI) today announced its financial results for the three and nine-month periods ended September 30, 2005.  Comparative periods for these statements are the three months and nine months ended September 30, 2004, respectively. All amounts are in Canadian Dollars unless otherwise noted.

Third Quarter 2005 Highlights

•

Reported revenues of $6.02 million for the three months ended September 30, 2005 compared to $5.37 million (a 12% increase) for the three months ended September 30, 2004

•

Reported revenues of $17.47 million for the nine months ended September 30, 2005 compared to $11.81 million (a 48% increase) for the nine months ended September 30, 2004

•

Reported net loss of $0.09 per share for the three months ended September 30, 2005 compared to $0.05 per share loss for the three months ended September 30, 2004

•

Appointed Dr. Guy Miller, CEO of Edison Pharmaceuticals to Forbes’ Board of Directors

•

Submitted the Investigational New Drug (IND) application for cholesterol-lowering drug, FM-VP4

•

Announced preclinical study results demonstrating cholesterol-lowering effects of FM-VP4 / statin (Zocor®) combination and effects on obesity (*Zocor is a registered trademark of Merck & Co. Inc.)

“Our pharmaceutical development program has made substantial progress in recent months while the Company remains on target to achieve its revenue guidance”, said Charles Butt, President and CEO of Forbes Medi-Tech Inc. “The FDA’s clearance of our IND allowing us to initiate a US Phase II Trial and the recent completion of a private placement are a demonstration of Forbes’ dedication to achieving its development and financial objectives respectively”.

Drug Development

Forbes has completed two major milestones in the development of its lead compound, FM-VP4. The IND submission in August 2005 was the successful culmination of toxicity data, preclinical results and staff commitment. Additionally, the U.S Food and Drug Administration (FDA) clearance has enabled Forbes to initiate the US Phase II trial of its cholesterol-lowering compound. The previous European trial provided a great deal of valuable information, which we have used in planning the US Phase II trial. The two doses of FM-VP4, 450mg and 900mg, will be given for 12 weeks and compared to placebo. The goal of this trial is to demonstrate a minimum of 15% reduction from baseline in LDL (or bad) cholesterol at Week 12. For further information regarding the US Phase II trial, see the Company’s news release dated November 2, 2005.

Marketing & Sales Outlook

The Company continued to build its revenue in the third quarter. Year-over-year growth (12% increase) has demonstrated that the demand for Forbes’ cholesterol-lowering ingredients, Reducol™ and the non-branded Phyto-S Sterols, has improved in conjunction with the increased plant capacity. Based on existing sales contracts, and assuming that forecasted supply requirements will be ordered and shipped, the Company anticipates total revenues of  $21-22 million for fiscal 2005, in line with previous guidance. This figure represents actual year-to-date revenue and the projected revenue for the balance of the year from the Company’s own sales and from its proportionate share of the Phyto-Source joint venture revenues.

Financial Results

The following table summarizes Forbes’ results of operations for the three and nine-month periods ended September 30, 2005 and 2004.

Summary: (‘000’s Cdn$ except per share values) (unaudited)	3 month period ended- September 30, 2005	3 month period ended- September 30, 2004	9 month period ended- September 30, 2005	9 month period ended- September 30, 2004

Revenues	$ 6,016	$ 5,367	$ 17,465	$ 11,806
Expenses	(8,584)	(6,680)	(24,485)	(17,291)
Income taxes	(333)	(341)	(1,513)	(341)
Net loss	($ 2,901)	($ 1,654)	($ 8,533)	($ 5,826)
Net loss per common share, basic and diluted	($0.09)	($0.05)	($0.25)	($0.19)

Revenues - Phytosterol revenues, including direct sales of phytosterol products and the amortization of license fees, made up the majority of Forbes’ revenue of $6.0 million for the three months ended September 30, 2005 ($5.4 million – three months September 30, 2004) and $17.5 million for the nine months ended September 30, 2005 ($11.8 million – nine months ended September 30, 2004). Increases in revenue are attributable to increased sales volumes of phytosterol products.

Results of operations - For the three months ended September 30, 2005, Forbes recorded a net loss of $2.9 million ($0.09 per common share) compared to a net loss of $1.7 million ($0.05 per common share) for the three months ended September 30, 2004. Net loss for the nine-month period ended September 30, 2005 totaled $8.5 million ($0.25 per common share) compared to a net loss of  $5.8 million ($0.19 per common share) for the nine months ended September 30, 2004. These results of operations are in line with our expectations.  As the Company continues to develop FM-VP4 and to conduct further research and development of the FM-VPx library of compounds Forbes expects to continue to report future operating losses.

Expenses:

Expenses (summary) (‘000’s Cdn$) (unaudited)	3 month period ended- September 30, 2005	3 month period ended- September 30, 2004	9 month period ended- September 30, 2005	9 month period ended- September 30, 2004
Cost of sales, marketing & product development	$ 3,597	$ 2,681	$ 9,755	$ 6,284
Research & development	2,446	1,308	7,784	3,004
General & administrative	1,772	1,703	4,135	4,020
Stock-based compensation	328	608	1,444	2,876
Depreciation & amortization	441	380	1,367	1,107
Total expenses	$ 8,584	$ 6,680	$ 24,485	$ 17,291

Cost of sales, marketing and product development (“Cost of Sales”) for the three months ended September 30, 2005 totaled $3.6 million on phytosterol revenues of $5.9 million, or 61% of phytosterol revenues, versus $2.7 million on phytosterol revenues of $5.3 million for the three months ended September 30, 2004, or 51% of phytosterol revenues. Cost of Sales for the nine months ended September 30, 2005 totaled $9.8 million on $17.1 million of phytosterol revenues, or 57% of phytosterol revenues, versus $6.3 million on $11.5 million of phytosterol revenues, or 55% of phytosterol revenues, for the nine months ended September 30, 2004. Cost of Sales as a percentage of phytosterol revenue varies due to a number of factors, including changes in production efficiencies, phytosterol product mix and marketing and product development efforts.

Research and development expenses (“R&D”) for the three months ended September 30, 2005 totaled $2.4 million compared with $1.3 million for the same period in 2004. R&D expenses for the nine months ended September 30, 2005 totaled $7.8 million compared with $3.0 million for the same period in 2004. R&D expenditures in the third quarter of 2005 was primarily due to work on finalizing the 90 day toxicity study, Phase II clinical work on FM-VP4, and continuing work on our Library of Compounds. Increases in R&D expenditures are expected to continue through 2005 as the US Phase II work continues.

General and administrative expenditures (“G&A”) totaled $1.8 million for the three months ended September 30, 2005 compared with $1.7 million for the third quarter 2004. For the nine-months ended September 30, 2005 G&A was $4.1 million compared to $4.0 million for the same period ended September 30, 2004. Included in G&A in the nine months ended September 30, 2004 was a payment of $0.6 million resulting from the termination of a consulting contract.

Stock Based Compensation Expense totaled $0.3 million for three months ended September 30, 2005 compared with $0.6 million in the same period last year.  For the nine-month period ended September 30, 2005 stock-based compensation expense totaled $1.4 million compared with $2.9 million for the nine months ended September 30, 2004.

Liquidity & Capital Resources

Cash, cash equivalents and Working Capital

As at September 30, 2005, Forbes’ net cash and cash equivalents were $8.9 million ($5.0 million at September 30, 2004) compared with $9.2 million as at December 31, 2004. Short-term investments were $nil at September 31, 2005 ($11.6 million at September 30, 2004) compared with $6.0 million as at December 31, 2004.  Our working capital at September 30, 2005 was $9.1 million ($17.4 million at September 30, 2004) compared with $15.1 million at December 31, 2004. These figures do not include the recently announced US$6 million October 2005 private placement.

Operations

During the three months ended September 30, 2005, we used $2.7million of cash in operations compared with $1.1 million of cash used in the third quarter ended September 30, 2004.  Net cash used in operations for the third quarter of 2005 was primarily a result of the net loss adjusted for non-cash expenses and increases in non-cash operating assets and decreases in non-cash liabilities. The increase in non-cash assets was primarily the result of an increase in prepaid expenditures and deposits related to the U.S. Phase II clinical trial of FM-VP4. Cash used in the third quarter of 2004 was primarily a result of the net loss, adjusted for non-cash expenses. During the nine months ended September 30, 2005, we used $4.9 million of cash in operations, primarily due to the operating loss offset by non-cash expenses and increases in non-cash assets, inventories have increased in anticipation of future product launches and prepaid expenditures and deposits related to the U.S. Phase II clinical trial of FM-VP4 have also increased, compared with $3.7 million used in operations during the nine months ended September 30, 2004, primarily resulting from the net loss adjusted for non cash expenses, and increases in non-cash operating liabilities.

Investing Activities

Cash used in investing activities in the three months ended September 30, 2005 and 2004 were insignificant and resulted from capital asset additions and movements in short-term investments. During the nine months ended September 30, 2005, $5.5 million of cash was provided by investing activities compared with $10.2 million of cash used in the nine-month-period ended September 30, 2004. In 2005, $6.0 million was transferred from short-term investments and $0.5 million of cash was used in the acquisition of capital assets, compared with $1.1 million of cash used for capital asset acquisitions in 2004 and $10.3 million was transferred into short-term investments.

Financing Activities

Cash used in financing activities in the quarters ended September 30, 2005 and September 30, 2004 were insignificant and related primarily to the receipt of cash from the exercise of stock options offset by repayment of loans and leases. For the nine-month period ended September 30, 2005, $0.9 million was used in financing activities, primarily for the repayment by Phyto-Source of the US$1.0 million (Forbes’ 50% joint venture interest – US$0.5 million, Cdn$0.6 million) of funds previously drawn under the revolving line of credit and the regular term-loan payments, offset by cash received on the exercise of stock options compared with $14.3 million of cash which was provided in the nine-month period ended September 30, 2004. In the nine-month period ending September 30, 2004, the January 2004 equity financing provided a net amount of $12.9 million of cash and stock option and warrant exercises provided an additional $1.4 million of cash.

Third Quarter 2005 Report

This news release includes by reference the Company’s unaudited financial statements for the third quarter ended September 30, 2005, including the full Management Discussion & Analysis (MD&A).  The MD&A and financial statements are being filed with applicable Canadian and U.S. regulatory authorities.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of cardiovascular disease. Our vision is to develop and market products along a treatment continuum that cardiovascular disease consumers, healthcare professionals and specialized cardiovascular disease research and healthcare institutions will identify, recommend and seek. Our business strategy is to develop and commercialize proprietary compounds to address the unmet needs of patients within the cardiovascular disease market.

For more information, please contact:

Darren Seed Manager, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This News Release contains forward-looking statements concerning anticipated developments in the Company’s business and projected sales volumes, revenues, capital, research and development, products, and other information in future periods. Forward-looking statements can be identified by forward-looking words such as “plans,” “to develop”, “objectives”, “projected”,  “revenue guidance”, “expected”, “future”, “outlook”, “forecasted”,  “continues”, and similar expressions or variations thereon, or statements that events, conditions or results “will,” “may,” “could”, “would” or “should” occur or be achieved. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company and other results and occurrences may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the need for performance by buyers of products and by the Company’s strategic partners; the need to secure new sales contracts; the need to secure raw materials at competitive prices; uncertainty as to whether the U.S. FM-VP4 clinical trial, or any future clinical trials, will be undertaken or completed as planned, and if undertaken or completed, the risk that such trials may not achieve expected results; uncertainty as to whether the Company’s anticipated sales volumes, revenues, and expenditure levels will be achieved as currently anticipated or at all; the risk of technical obsolescence; the need for regulatory approvals, which may be withdrawn or not be obtained in a timely manner or at all; intellectual property risks; marketing/manufacturing risks; partnership/strategic alliance risks and in particular, the Company’s dependency on its manufacturing joint venture partner, Chusei (U.S.A.) Inc.; product liability risk; the effect of competition; the uncertainty of the size and existence of a market opportunity for, and of market acceptance of, the Company’s and its customers’ products; the Company’s need for additional future capital, which may not be available in a timely manner or at all; exchange rate fluctuations; risks inherent in research and development; changes in business strategy or development plans; and other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with the United States Securities and Exchange Commission and Canadian Securities Regulatory Authorities, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results.  Forward-looking statements are based on the beliefs, opinions and expectation of the Company’s management at the time they are made, and the Company does not assume any obligation to update its forward-looking statement if those beliefs, opinions or expectations or other circumstances should change.

FORBES MEDI-TECH INC.

CONSOLIDATED BALANCE SHEETS

in thousands of Canadian dollars

(unaudited)

	September 30 2005	December 31 2004

ASSETS

Current Assets
Cash and cash equivalents	$ 8,914	$ 9,229
Short-term investments	–	6,018
Accounts receivable	1,777	3,530
Inventories	2,103	708
Prepaid expenses and deposits	1,301	192
	14,095	19,677

Property, plant and equipment	12,639	12,989
Intangible and other assets	5,205	5,923
	$ 31,939	$ 38,589

LIABILITIES and SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable and accrued liabilities	$ 4,420	$ 2,855
Deferred revenues	38	344
Current portion of long-term debt	557	1,405
	5,015	4,604

Long-term liabilities
Long-term debt	357	763
Tenure allowance	898	765
	6,270	6,132

Shareholders’ equity
Common Shares	$ 94,790	$ 94,223
Contributed surplus	5,349	4,171
Deficit	(74,470)	(65,937)
	25,669	32,457
	$ 31,939	$ 38,589

FORBES MEDI-TECH INC.

CONSOLIDATED STATEMENTS OF OPERATIONS and DEFICIT

in thousands of Canadian dollars except per share values

(unaudited)

	Three months ended		Nine months ended
	Sept. 30 2005	Sept. 30 2004	Sept. 30 2005	Sept. 30 2004

REVENUES
Sales	$ 5,851	$ 5,230	$ 17,010	$ 11,408
Licensing	40	38	115	113
Phytosterol revenues	5,891	5,268	17,125	11,521
Interest and other	125	99	340	285
	6,016	5,367	17,465	11,806

EXPENSES
Cost of sales, marketing and product development	3,597	2,681	9,755	6,284
Research and development	2,446	1,308	7,784	3,004
General and administrative	1,772	1,703	4,135	4,020
Stock-based compensation expense	328	608	1,444	2,876
Depreciation and amortization	441	380	1,367	1,107
	8,584	6,680	24,485	17,291
Loss for the period before taxes	(2,568)	(1,313)	(7,020)	(5,485)

Provision for income taxes	333	341	1,513	341

Net loss for the period	$ (2,901)	$ (1,654)	$ (8,533)	$ (5,826)

Deficit, beginning of period	(71,569)	(62,095)	(65,937)	(57,923)
Deficit, end of period	$ (74,470)	$ (63,749)	$ (74,470)	$ (63,749)

Basic and diluted loss per share	$ (0.09)	$ (0.05)	$ (0.25)	$ (0.19)

FORBES MEDI-TECH INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

in thousands of Canadian dollars

(unaudited)

	Three months ended		Nine months ended
	Sept. 30 2005	Sept. 30 2004	Sept. 30 2005	Sept. 30 2004

OPERATIONS
Net loss for the period	$ (2,901)	$ (1,654)	$ (8,533)	$ (5,826)
Adjustment to reconcile net loss to cash flow provided by (used in) operations:
Depreciation and amortization	441	380	1,367	1,107
Amortization of deferred license revenues	(38)	(38)	(113)	(113)
Loss/(gain) on disposal of fixed assets	1	1	(2)	4
Stock-based compensation expense	328	608	1,444	2,876
Foreign exchange translation	(23)	(36)	(13)	(12)
Purchase of license	-	-	(11)	49
Changes in operating assets and liabilities:
Accounts receivable	768	(1,356)	1,753	(1,429)
Inventories	(546)	(369)	(1,395)	(596)
Prepaid expenses and deposits	(923)	145	(887)	(1)
Accounts payable and accrued liabilities	207	1,225	1,565	273
Tenure allowance liability	8	-	133	17
Tenure allowance asset	-	-	(41)	(46)
Deferred revenues	-	-	(193)	-
	(2,678)	(1,094)	(4,926)	(3,697)
INVESTMENTS
Acquisition of property, plant & equipment	(265)	(148)	(491)	(1,111)
Proceeds on disposal of pilot plant	-	-	-	44
Proceeds on disposal of fixed assets	-	1	3	4
Proceeds on divestiture of AD/ADD technology	-	-	-	1,230
Short-term investments	-	383	6,018	(10,320)
	(265)	236	5,530	(10,153)
FINANCING
Issuance of common shares	36	149	301	1,440
Issuance of preferred shares	-	−	-	12,910
Repayment of capital lease obligations	(34)	(44)	(101)	(55)
Repayment of notes payable	-	(37)	(66)	(111)
Repayment of line of credit	-	−	(602)	−
Increase/(decrease) in line of credit	-	(38)	-	632
Repayment of term loan	(150)	(162)	(451)	(485)
	(148)	(132)	(919)	14,331
Increase (decrease) in cash and cash equivalents	(3,091)	(990)	(315)	481
Cash and cash equivalents, beginning of period	12,005	5,983	9,229	4,512

Cash and cash equivalents, end of period	$ 8,914	$ 4,993	$ 8,914	$ 4,993